EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Nine Months Ended September 30,	Year Ended December 31,
EARNINGS	2016	2015	2014	2013	2012	2011
Pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$878	$592	$658	$782	$406	$599
Add:
Amortization of previously capitalized interest	9	12	11	10	8	9
Distributed income of equity investees	—	24	24	21	11	8
Total additions	9	36	35	31	19	17
Deduct:
Capitalized interest	18	19	24	39	22	31
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	7	8	14	26	20	9
Total deductions	25	27	38	65	42	40

TOTAL EARNINGS	$862	$601	$655	$748	$383	$576

FIXED CHARGES
Interest expense	$302	$438	$439	$407	$385	$350
Debt extinguishment costs included in interest expense	(11)	(12)	—	—	(15)	(6)
Capitalized interest	18	19	24	39	22	31
Interest portion of rental expense (1)	72	97	114	119	121	118
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	2	1	1	1

TOTAL FIXED CHARGES	$382	$543	$579	$566	$514	$494

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,244	$1,144	$1,234	$1,314	$897	$1,070

RATIO OF EARNINGS TO FIXED CHARGES	3.26	2.11	2.13	2.32	1.75	2.17

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.